UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 MASCOTECH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   574670 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         12,261,251*
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            12,261,251*

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   12,261,251*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      35.7%

    (subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)
--------------------------------------------------------------------------------
----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         135,853*
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            135,853*

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     135,853

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.4%

    (subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         230,734*
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            230,734*

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     230,734

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.7%

    (subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         107,388*
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH
                                 -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            107,388*

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     107,388

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.3%

    (subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         107,388*
          SHARES
          BENEFICIALLY           -----------------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH            -----------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                                            107,388*

                                 -----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     107,388

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.3%

    (subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         11,679,898*
          SHARES
          BENEFICIALLY                      ------------------------------------
          OWNED BY               8          SHARED VOTING POWER
          EACH                              None
          REPORTING
          PERSON WITH                       ------------------------------------
                                  9         SOLE DISPOSITIVE POWER
                                            11,679,898*
                                            ------------------------------------
                                  10        SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   11,679,898*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      34.0%

    (subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $1.00 per share, of MascoTech, Inc., a Delaware corporation ("MascoTech"). The principal executive offices of MascoTech are located at 21001 Van Burn Road, Taylor, Michigan 48180.

Item 2.  Identity and Background.

     This Statement is being filed jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities").

     HIA is the general partner of each of the Reporting Heartland Entities. David A. Stockman is the sole managing member of HIA. The agreement among the Reporting Heartland Entities relating to the joint filing of this Statement is attached as Exhibit 4 hereto.

     The principal business and office address of each of the Reporting Heartland Entities and David A. Stockman is 55 Railroad Avenue, Greenwich, CT 06830.

     The principal business of each of the Reporting Heartland Entities is to focus on investments in industrial companies. David A. Stockman's principal occupation is Senior Managing Director of HIP.

     During the last five years, none of the Reporting Heartland Entities or David A. Stockman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Prior to the recapitalization referred to in Item 4 below, the limited partners, general partner and members, as applicable, of each of the Reporting Heartland Entities contributed an aggregate of $207,215,141.90 to the Reporting Heartland Entities, which contributed such amount to Riverside Acquisition Corporation in exchange for an aggregate of 12,261,251 shares of common stock of Riverside Acquisition Corporation. In connection with such recapitalization, Riverside Acquisition Corporation merged with and into MascoTech, with MascoTech surviving the merger and each share of Riverside Acquisition Corporation converting into one share of common stock of MascoTech. As a result of such merger, the Reporting Heartland Entities acquired an aggregate of 12,261,251 shares of common stock of MascoTech.

Item 4.  Purpose of the Transaction.

     The Reporting Heartland Entities acquired the common stock of MascoTech in connection with the recapitalization of MascoTech consummated on November 28, 2000 pursuant to the Recapitalization Agreement dated as of August 1, 2000, as amended, between MascoTech, Inc. and Riverside Acquisition Corporation, an affiliate of the Reporting Heartland Entities. The recapitalization, the Recapitalization Agreement and the transactions contemplated thereby are more fully described in MascoTech's Statement on Schedule 13E-3 and Definitive Proxy Statement on Schedule 14A, each previously filed with the Securities and Exchange Commission on October 26, 2000 and incorporated by reference into this
Item 4.

     The Reporting Heartland Entities consummated the recapitalization in order to acquire control of MascoTech and, thereafter, to seek to cause MascoTech, together with other industrial companies to be acquired by HIP and its affiliates in the future, to form full-service providers of engineered metal products for automotive and industrial customers. The investments by the Reporting Heartland Entities in MascoTech on November 28, 2000, are in furtherance of HIP's and its affiliates' strategy to buy, build and grow industrial companies in sectors that are attractive for consolidation and long-term growth.

     (a) The Heartland Reporting Entities intend to review from time to time MascoTech's business affairs and financial position. Based on such evaluation and review, the Heartland Reporting Entities may consider from time to time various strategic alternatives. Subject to the Shareholders Agreement (as described in Item 6), such actions may include, among other things, the acquisition of additional shares of Common Stock through the exercise of preemptive rights or in connection with providing additional equity financing.

     (b) On September 29, 2000, Simmer Acquisition Company LLC ("SACLLC"), an entity controlled by HIP, Simmer Acquisition Corporation ("SAC"), a wholly owned subsidiary of SACLLC, and Simpson Industries Inc. ("Simpson") entered into a merger agreement pursuant to which SAC would, subject to the satisfaction of the conditions in such merger agreement, merge with and into Simpson. Prior to such merger and subject to financing and other matters, SACLLC presently intends to transfer the common stock of SAC to a wholly owned subsidiary of MascoTech. If the Simpson merger is so consummated, Simpson (as the surviving corporation of the merger) will be a wholly-owned subsidiary of MascoTech. The Heartland Reporting Entities intend to provide a portion of the equity financing to MascoTech in exchange for additional shares of common stock of MascoTech in order to consummate such merger. The amount of such equity financing is not yet determined.

Item 5.  Interest in Securities in MascoTech, Inc.

     (a)-(c) At the close of business on November 28, 2000 and after the consummation of the recapitalization described in Items 3 and 4, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 12,261,251 shares of common stock, representing approximately 35.7% of the outstanding common stock. David A. Stockman may be deemed to be the beneficial own-er of the securities held by the Reporting Heartland Entities. David A. Stockman disclaims such beneficial ownership. The ownership of each of the Reporting Heartland Entities is set forth in the following table:

                                   Shares of
           Shareholder           Common Stock             Percent
           -----------           ------------             -------

Heartland Industrial
Associates L.L.C.                  12,261,251                35.7*
Heartland Industrial
Partners (FF), L.P.                   135,853                 0.4
Heartland Industrial
Partners (E1), L.P.                   230,724                 0.7
Heartland Industrial
Partners (K1), L.P.                   107,388                 0.3
Heartland Industrial
Partners (C1), L.P.                   107,388                 0.3
Heartland Industrial
Partners,L.P.                      11,679,898                34.0


     The foregoing percentages are based on 34,384,053 shares of common stock of MascoTech outstanding on November 28, 2000 immediately following the recapitalization, assuming vesting of all restricted stock awards. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

     By virtue of the Shareholders Agreement described in Item 6 hereto, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of November 28, 2000, the shareholders party to the Shareholders Agreement beneficially owned 30,374,803 shares of common stock of MascoTech, representing approximately 88.3% of the outstanding common stock of MascoTech. The Heartland Reporting Entities disclaim such beneficial ownership.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of MascoTech.

     On November 28, 2000, in connection with the recapitalization, MascoTech, the Reporting Heartland Entities (other than HIA), Credit Suisse First Boston Equity Partners, L.P. ("CSFB"), Masco Corporation ("Masco"), Richard Manoogian, various of their affiliates and other stockholders of MascoTech entered into a Shareholders Agreement ("Shareholders Agreement"). The following description of certain terms of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as
Exhibit 1. "Reporting Heartland Entities" as used in this Item 6 refers to the Reporting Heartland Entities, other than HIA.

     Election of Directors. The Shareholders Agreement provides that the parties will vote their shares of common stock in order to cause a majority of the board of directors to be designated by the Reporting Heartland Entities, one director to be designated by Masco and one director to be designated by CSFB, after consultation with the Reporting Heartland Entities.

----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

     Transfers of Common Stock. Prior to the date MascoTech has consummated a public offering of MascoTech common stock of at least $100.0 million (a "Qualifying Public Equity Offering"), the Shareholders Agreement restricts transfers of common stock except for transfers to permitted transferees, pursuant to the "right of first offer", "tag-along" or "drag-along" provisions described below or pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act.

     Right of First Offer. The Shareholders Agreement provides that prior to a Qualifying Public Equity Offering no stockholder may transfer any of its shares other than to a permitted transferee or pursuant to the "tag-along" and "drag-along" provisions unless such stockholder shall offer such shares to MascoTech. If MascoTech declines to purchase the shares, then the Reporting Heartland Entities have the right to purchase such shares.

     Tag-Along Rights and Drag-Along Rights. The Shareholders Agreement grants to the stockholders, subject to certain exceptions, in connection with a proposed transfer of common stock by the Reporting Heartland Entities, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders upon the same economic terms as are being offered to the Reporting Heartland Entities. These rights terminate upon a Qualifying Public Equity Offering. The Shareholders Agreement provides that when the Reporting Heartland Entities enter into a transaction resulting in a substantial change of control of the company, the Reporting Heartland Entities have the right to require the other stockholders to sell a proportionate percentage of shares of common stock in such transaction as the Reporting Heartland Entities are selling and to otherwise vote in favor of the transactions effecting such substantial change of control. These rights terminate upon a Qualifying Public Equity Offering

     Preemptive Rights. Subject to certain exceptions, the Shareholders Agreement provides that if MascoTech or one of its subsidiaries issues, sells or grants rights to acquire for cash any shares of common stock or any other security convertible or exchangeable therefor ("Equity Interests"), then MascoTech will be obligated to offer certain stockholders and the Reporting Heartland Entities the right to purchase on the same terms and conditions of the sale, such amount of shares of common stock or such other Equity Security as would be necessary for such stockholders and the Reporting Heartland Entities to maintain their then current beneficial ownership interest in MascoTech. These rights terminate upon an initial public offering by MascoTech.

     Other Rights. The Shareholders Agreement provides the stockholders with piggy-back rights with customary terms and provides Masco, Richard Manoogian, CSFB and the Reporting Heartland Entities with demand registration rights. The Shareholders Agreement also provides that prior to a Qualifying Public Equity Offering MascoTech will consult with CSFB in respect of certain matters.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1. Shareholders Agreement dated as of November 28, 2000 by and among MascoTech, Inc., Masco Corporation, Richard Manoogian, Richard and Jane Manoogian Foundation, Heartland Industrial Partners, L.P., Heartland Industrial Partners (FF), L.P., Heartland Industrial Partners (E1), L.P., Heartland Industrial Partners (K1), L.P., Heartland Industrial Partners (C1), L.P., LongPoint Capital Fund, L.P., LongPoint Capital Partners, L.L.C., CRM 1999 Enterprise Fund, L.L.C., Kleinwort Benson Holdings, Inc., 75 Wall Street Associates L.L.C., Metropolitan Life Insurance Company, First Union Capital Partners, L.L.C., GE Capital Equity Investments, Inc., Credit Suisse First
Bos-
ton U.S. Executive Advisors, L.P., Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston Equity Partners, L.P., EMA Partners Fund 2000, L.P., EMA Private Equity Fund 2000, L.P., Merchant Capital, Inc., BancBoston Capital Inc., and Private Equity Portfolio Fund II, L.L.C.

     Exhibit 2. Definitive Proxy Statement of MascoTech, Inc. Filed with the Commission on October 26, 2000 and incorporated by reference herein.

     Exhibit 3. Schedule 13E-3 of MascoTech, Inc. Filed with the Commission on October 26, 2000 and incorporated by reference herein.

     Exhibit 4. Joint Filing Agreement among the Reporting Heartland Entities, dated as of December 8, 2000.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2000


                                Heartland Industrial Associates L.L.C.

                                Heartland Industrial Partners (FF), L.P.,

                                Heartland Industrial Partners (E1), L.P.,

                                Heartland Industrial Partners (K1), L.P.,

                                Heartland Industrial Partners (C1), L.P.,

                                Heartland Industrial Partners, L.P.


                                By:     /s/David A. Stockman
                                        ---------------------------------------
                                        David A. Stockman